

March 24, 2011

<u>Via Facsimile</u>
B. Craig Owens
Senior Vice President, CFO and CAO
Campbell Soup Company
1 Campbell Place
Camden, New Jersey 08103-1799

      Re: **Campbell Soup Company**
              Form 10-K for Fiscal Year Ended August 1, 2010
              Filed September 29, 2010
              Form 10-Q for Fiscal Quarter Ended January 30, 2011
              Filed March 9, 2011
              File No. 001-03822

Dear Mr. Owens:

We have reviewed your response letter dated March 11, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended August 1, 2010

Item 8: Financial Statements, page 34

Note 6: Business and Geographic Segment Information, page 43

1.   In response to prior comment three, you state that supplemental information is provided in the CODM package for net sales and allocated EBIT for the soup, sauces, and beverage product lines within your U.S. Soup, Sauces and Beverages operating segment. We also note that you appear to separately discuss the performance of each of these lines during your second quarter earnings conference call. In your response, you indicate that these product lines do not meet the definition of an operating segment, under ASC 280-10-50-1, because the CODM determines performance objectives and allocation of

resources at the U.S. Soup, Sauces and Beverages level. To help us better understand the reason why U.S. Soup, Sauces, and Beverages are not three separate operating and reportable segments, please:

- Explain to us why the supplemental information is included in the CODM package and how the CODM utilizes this information, including, but not limited to, how this information is used in preparing for your earnings calls;
- Provide to us the information cited in your response that you supply to the Board of Directors;
- Describe to us the entire process of determining annual earnings targets and capital spending budgets for each of your operating segments, including the preparatory and approval steps, the roles of the segments' managers and the CODM, and the points of communication between segment managers and the CODM. As part of your response, highlight any differences in methodology and procedures that exist between operating segments; and
- Provide us with the 2010 earnings targets and capital spending budgets utilized by the segment managers and the CODM.

2.   In response to prior comment three, you indicate that the two Baking and Snacking operating segments that are being aggregated have similar economic characteristics, as measured by gross margin performance. When evaluating whether operating segments have similar economic characteristics, please tell us how you considered other metrics such as net sales, EBIT, EBIT margin (EBIT / Net Sales), and future growth expectations. Please provide us an analysis of these measures in your determination of whether aggregation of the Arnott's and Pepperidge Farm operating segments is appropriate under ASC 280-10-50-11. If you believe evaluation of a particular measure is not needed, explain to us the basis for your conclusion.

3.   It appears from the information you provided in response to prior comment three that you do not allocate any currency impact to your international segment for reporting purposes. Please clarify why this is the case.

Closing Comments

You may contact Michael Fay at (202) 551-3812 or me at (202) 551-3299 if you have questions regarding the comments.

Sincerely,

/s/ Mark C. Shannon

Mark C. Shannon
Branch Chief